AB Bond Fund, Inc. (the "Fund")
811-02383

Exhibit 77I


Effective May 5, 2017 the Fund amended its Plan pursuant to Rule 18f-3 under the Investment
Company Act of 1940 (the "18f-3 Plan") to provide for the automatic conversion of Class C shares to Class A shares ten (10) years after purchase.
Effective May 5, 2017, the Fund expanded the eligibility categories for Advisor Class shares to include commissionable brokerage accounts, permitting Advisor Class shares to be made available through financial intermediaries for use in retirement and non-retirement accounts on brokerage platforms which charge commissions, permitting financial intermediaries to charge their own respective, customized platform commissions in connection with the sales of Advisor Class, or "clean" shares.
Also effective May 5, 2017, the Fund amended its
18f-3 Plan to permit the exchange of Classes A, B, C, R, K, I, Z and T Shares (as applicable) of a
Portfolio to Advisor Class Shares of the Portfolio for qualifying shareholders.




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